April 26, 2022

via edgar

Mr. Tony Burak

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Rydex Series Funds (File No. 811-07584)

Dear Mr. Burak,

This letter responds to comments provided on April 5, 2022 regarding the Rydex Series Funds (the “Registrant”) Annual Shareholder Report (Form N-CSR) filing for the fiscal year ended March 31, 2021, as filed with the Commission on June 7, 2021, and Annual Report (Form N-CEN) filing for the fiscal year ended March 31, 2021, as filed with the Commission on June 11, 2021. This letter sets forth below each of the Staff’s comments followed by the Registrant’s response to each comment. To the extent a response indicates a change in disclosure, such change will be made in the next regularly scheduled filing, unless otherwise noted below.

1.

Comment.  For the Registrant’s Basic Materials Fund and Precious Metals Fund, please confirm that the deferred foreign capital gain taxes liabilities included in the Funds’ Statement of Assets and Liabilities within the Annual Report (Form N-CSR) filings have not fluctuated over the past three fiscal years (since 2019) and if accurate, please explain the absence of any fluctuation.

Response. The Registrant confirms that the deferred foreign capital gain taxes liabilities included in the Statement of Assets and Liabilities for the Basic Materials Fund and Precious Metals Fund (together, the “Funds”) have not fluctuated over the past three fiscal years (since 2019).  These amounts reflect accruals made for Peruvian capital gain taxes on pre-December 2016 sales of American Depositary Receipts (“ADRs”) of Peruvian securities previously held by the Funds. Prior to December 2016, there was uncertainty under Peruvian tax law as to whether capital gain taxes were payable on ADRs purchased and sold on exchanges outside of Peru. In December 2016, the Peruvian government issued guidance clarifying that ADRs purchased and sold on exchanges outside of Peru were subject to capital gain taxes. However, uncertainty remained regarding whether such position would be applied retroactively to gains realized on pre-December 2016 sales. Due to this uncertainty, the Funds determined to accrue, but not pay the pre-December 2016 capital gain taxes. The intent is to maintain the accruals on the Funds’ books until January 2024, when the six-year statute of limitations expires with respect to those capital gain taxes.

2.

Comment. For the Registrant’s Energy Services Fund, Item B.22 of the Fund’s Annual Report (Form N-CEN) filing indicates that payments were made to shareholders or shareholder accounts were reprocessed due to an error in calculating the Fund’s net asset value (“NAV”). Please explain the circumstances related to the error. In addition, please confirm whether any material weaknesses in internal controls or significant deficiencies were identified as a result of the error and, if so, what remedial actions were taken.

Response. The Energy Fund made payments to shareholders or reprocessed shareholder account transactions due to an error in calculating the Fund’s NAV. The error arose on the effective date of a reverse share split for the Fund and resulted from the inadvertent processing of an order using pre-split shares. The error resulted in a one-day NAV error which was greater than ½ of 1% of NAV. As a result, the Fund’s Transfer Agent reprocessed three trades which were originally processed at the incorrect NAV and reimbursed shareholders a total of $225.50. New controls around share split effective dates were built to prevent this error from occurring in the future. There was no material weakness or significant deficiency identified as a result of the error.

Please note that the error occurred in the Energy Fund, but was erroneously reported in the Energy Services Fund on Form N-CEN. The Registrant has amended the N-CEN filing to correct the error.

*  *  *  *  *  *  *  *

If you would like to discuss any of these responses in further detail or have any questions, please feel free to contact me at (312) 357-0375.  Thank you.

Sincerely,

/s/ James M. Howley____

James M. Howley

CC:Laura E. Flores, Morgan, Lewis & Bockius LLP

Amy J. Lee, Guggenheim Investments